UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________

SCHEDULE 14f-1
Information Statement under
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder
_______________

Commission File Number: 000-52266

BROWNSHIRE HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Nevada	20-4617652
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

660 LaSalle Place, Suite 200, Highland Park, Illinois 60035
(Address of principal executive offices, including zip code)

(847) 780-1006
(Registrant’s telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

None.

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, Par Value $0.001 Per Share
(Title of Class)

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

We are providing this Information Statement to holders of our Common Stock as of December 31, 2008, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are receiving this information statement in connection with the expected resignation of one of our current Board of Directors and the appointment of two new directors to the Board, as more fully described below.

This Information Statement is being filed with the Securities and Exchange Commission on January 5, 2009, and mailed to the stockholders on or about January 8, 2009.

CHANGE IN BOARD OF DIRECTORS

On December 31, 2008, we entered into a Change of Control Agreement with Steven G. Black (“Mr. Black”) of Alpine, Utah, in which we agreed to issue and sell to him 20,000,000 shares of our common stock for $20,000.   We disclosed the execution of the Change in Control Agreement in our Current Report on Form 8-K, which we filed with the SEC on January 5, 2009.

The intent of the change of control is to permit Mr. Black to devote his efforts to seeking an operating company that will acquire our company or that our company will acquire.

No vote or other action is required by our stockholders in connection with this information statement or the resignation and appointment of any director. Proxies are not being solicited.

VOTING SECURITIES AND PRINCIPAL HOLDERS

On December 31, 2008, we had 10,002,400 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 2008, with respect to (a) each of our directors and executive officers, (b) all of the directors and executive officers as a group, and (c) any other person known by us to beneficially own more than five percent of our common stock:

	Shares Beneficially Owned
Name	Number(1)	Percentage(1)
Directors and Officers:
Steven A. Rothstein(2)(4)	9,677,528	95.1%
Norman S. Lynn(3)(4)	9,752,280	95.1%
All directors and executive officers as a group (2 persons)	9,927,528	95.2%
Non-Management 5% Beneficial Owners:
GDSC Acquisitions, LLC(4)	9,502,280	95.0%
_____________________________

(1)
The numbers and percentages shown include the shares of common stock actually owned as December 31, 2008, and the shares of common stock that the identified person had the right to acquire within 60 days of such date upon the exercise of warrants.  In calculating the percentage of ownership, all shares of common stock that the identified person had the right to acquire within 60 days of December 31, 2008, upon the exercise of warrants are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

(2)
Represents (i) 248 shares of common stock and warrants to acquire 175,000 shares of common stock held by Mr. Rothstein, and (ii) 9,502,280 shares held by GDSC Acquisitions, LLC. Mr. Rothstein is a managing member of GDSC Acquisitions, LLC, and therefore may be deemed to be the beneficial owner of shares held by GDSC Acquisitions, LLC.  Mr. Rothstein disclaims beneficial ownership of shares held by GDSC Acquisitions, LLC, except to the extent of his ownership interest in GDSC Acquisitions, LLC.  See footnote 4.  Mr. Rothstein’s address is 2737 Illinois Road, Wilmette, Illinois 60091.

(3)
Represents (i) warrants to acquire 250,000 shares of common stock held by Mr. Lynn, and (ii) 9,502,280 shares held by GDSC Acquisitions, LLC. Mr. Lynn is a managing member of GDSC Acquisitions, LLC, and therefore may be deemed to be the beneficial owner of shares held by GDSC Acquisitions, LLC.  Mr. Lynn disclaims beneficial ownership of shares held by DGSC Acquisitions, LLC, except to the extent of his ownership interest in GDSC Acquisitions, LLC.  See footnote 4.  Mr. Lynn’s address is 660 LaSalle Place, Suite 200, Highland Park, Illinois 60035.

(4)
The address of GDSC Acquisitions, LLC is 660 LaSalle Place, Suite 200, Highland Park, Illinois 60035.  Each of Steven A. Rothstein and Norman S. Lynn owns approximately 14% of the equity interests in GDSC Acquisitions, LLC and is a managing member of GDSC Acquisitions, LLC.  See “Certain Relationships and Related Transactions” below.  Each of Messrs. Rothstein and Lynn disclaims beneficial ownership of shares of common stock held by GDSC Acquisitions, LLC, except to the extent of his respective ownership interest in GDSC Acquisitions, LLC.

DIRECTORS AND OFFICERS

Upon the closing of the Change of Control Agreement, Norman S. Lynn will resign as a director, the number of directors will be increased to three persons, and Steven G. Black and Joseph Nemelka will be appointed directors. Mr. Nemelka was selected by Mr. Black to serve as a director.  Additionally, upon closing of the Change of Control Agreement, Messrs. Rothstein and Lynn will resign their positions as officers of our company and Mr. Black will be appointed as our sole officer.

The following discussion sets forth information regarding our current officers and directors and our proposed officer and directors after the closing of the Change of Control Agreement.  If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Mr. Black prior to the date the new directors take office.

Each member of our board of directors shall serve until his successor is elected and qualified.

Current Officers and Directors

The following table sets forth certain information regarding our current directors and executive officers:

Name	Age	Position
Steven A. Rothstein	58	President and Director
Norman S. Lynn	58	Vice President, Corporate Secretary, Treasurer, and Director

Steven A. Rothstein has served as President and a director of our company since October 2002.  Mr. Rothstein has been a self-employed consultant since January 2002 and currently serves as an associated person with J. P. Turner.  Mr. Rothstein served as a “non-registered person” with Gunn Allen Holdings from April 2006 until August 2006.  From January 2002 until April 2006, Mr. Rothstein held positions as a “registered person” with National Securities Corporation, Advanced Equities, and Salomon Grey Financial, as a member of Shampan Lamport Financial, LLC.  From 1995 to December 2001, Mr. Rothstein was Chairman of the Board of National Securities Corporation and Chairman and President of Olympic Cascade Financial Corporation (now known as National Holdings), which is the parent of National Securities Corporation.  Mr. Rothstein served as a director of Vita Foods Products, Inc., which was listed on the American Stock Exchange.  Mr. Rothstein was Chairman of the Board of National Securities Corporation, the underwriter of the initial public offering (“IPO”) of Gateway Data Sciences Corporation, the predecessor to our company (“GDSC”), at the time of GDSC’s IPO.  Mr. Rothstein served as a director of GDSC from March 1996 until June 1998.  Mr. Rothstein is a graduate of Berkshire School in Sheffield, Massachusetts, and Brown University in Providence, Rhode Island.

Norman S. Lynn has served as Vice President, Secretary, Treasurer, and a director of our company since October 2002.  Mr. Lynn also currently serves as the Chief Operating Officer of N.D. Management Co., Inc., an investment and asset management firm in Highland Park, Illinois, a position he has held since January 1997.  In addition, Mr. Lynn serves as Manager and General Counsel of BLN Capital Fundings, LLC, and GSL of Ill, LLC, which are commercial finance companies.  Mr. Lynn also has other part-time business interests.  Mr. Lynn also is an attorney admitted to practice in the State of Illinois.

New Officer and Directors

Upon the closing of the Change of Control Agreement, Mr. Rothstein will resign as President of our company and Mr. Lynn will resign as a Director and as Vice President, Corporate Secretary, and Treasurer.  Also upon the closing of the Change of Control Agreement, the number of directors will be increased to three persons and the following persons will be elected to the offices opposite their names.

Name	Age	Position
Steven G. Black	40	President, Secretary, Treasurer, and Director
Joseph Nemelka	39	Director

Steven G. Black has been a partner in the law firm of Arnold & Black, Alpine, Utah, since August 2004.  Previously he was an associate in the law firm of Snell & Wilmer, Salt Lake City, Utah, from January 1999 until August 2004.  His areas of practice include business transactions, corporate law, emerging business services, real estate, and commercial finance; federal and state income tax law; and tax exempt entities.  Mr. Black received a B.S. in accounting and a Master of Accountancy in Tax from Brigham Young University in 1993 and a J.D. from J. Reuben Clark Law School, Brigham Young University, in 1996.

Joseph Nemelka is the owner, and has, since December 2006, served as the sole officer and director of Traum-Urlaub, a business consulting firm located in Springville, Utah.  He is a founder of Medical Imaging Solutions, LLC, dba Professional Radiology Solutions (“PRS”), and has served as CEO of PRS since January 2004. PRS offers solutions that help small and medium-sized hospitals, specialty clinics and imaging centers improve the standard of patient care through the acquisition of medical equipment, nighthawk and overread services, and workflow consulting.  Prior to founding PRS, Mr. Nemelka founded technology solutions provider Integr8ted Technology Solutions, LLC. in March 2002 and served as President and CEO from March 2002 to December 2003.  Prior to Integr8ted, Mr. Nemelka was a full-time advisor to eGS in London (UK) from October 2000 to March 2002.  He represented the National Information Consortium (NIC) in a joint venture between a Swiss venture capital firm ETF Group, London-based venture development organization Vesta Group, and NIC in the creation and the initial operations of eGS.  Previous to that, Mr. Nemelka served as the Executive Vice-President, Market Development for NIC, a company for which he worked from October 1995 through March 2002.  During that time, he served as Chief Executive Officer and director of NIC’s subsidiary, Utah Interactive, Inc.  He also served as President of their Market Development division.  Additionally, he served as President and Chief Executive Officer of NIC’s subsidiary Arkansas Information Consortium, Inc.  Mr. Nemelka currently serves as a director of the following reporting companies:  IPO Alternatives, Inc.; R New Ventures, Inc.; Perpetual Technologies, Inc., and Evetsco, Inc.  Mr. Nemelka received a B.A. in political science from Brigham Young University in 1993 and a J.D. degree from the University of Kansas School of Law in 1996.

There are no family relationships between any of our current officers and directors and the individuals who will become directors and executive officers of our company upon the closing of the Change of Control Agreement.

Term of Office

Each of our directors will serve until his or her successor is duly elected or until his or her earlier death or resignation or removal in the manner provided in our bylaws.  Each officer holds office until his or her successor is duly elected or until his or her earlier death or resignation or removal in the manner provided in our bylaws.

Director Independence

We do not have any independent member on our board of directors.  Our stock is not listed on any exchange. As a result, we are not a “listed company” under SEC rules and therefore are not required to have an audit committee comprised of independent directors or to have any independent directors.  We have not developed a policy to determine the independence of our directors.  We anticipate that, after our company acquires or is acquired by an operating company, we will seek one or more individuals who satisfy established criteria for “independence” from our company to serve as members of our board of directors.  We cannot provide assurance, however, that we will be able to add members to our board of directors who meet any standards of “independence” from our company.

Committees of the Board of Directors

We do not have a separately designated compensation committee, nominating committee or audit committee of the Board of Directors.  Consequently, we do not have charters for any of those committees.  Since we have not and do not intend to compensate our executive officers or directors until we acquire or are acquired by an operating entity, we do not believe it necessary to create such a committee.  Our directors and officers will serve without compensation from our company and we have not adopted any processes or procedures for the consideration and determination of executive and director compensation.  We do not expect that the Board of Directors will appoint committees until after new management is appointed after a reverse acquisition with an operating entity.

Our Board of Directors performs the duties that would normally be performed by an audit committee. Given our lack of operations prior to any reverse merger, our Board of Directors believes that its current members have sufficient knowledge and experience necessary to fulfill the duties and obligations of the audit committee for our company. None of our directors is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC.  The Board of Directors does not believe that an audit committee financial expert is or will be cost-effective until we commence principal operations.

Director Nominations

The Board of Directors does not have a standing nominating committee or committee performing similar functions. The Board of Directors also does not currently have a policy for the qualification, identification, evaluation or consideration of director candidates.  Nominees for directors are considered by the entire Board of Directors.  The Board of Directors does not believe that a defined policy with regard to the qualification, identification, evaluation or consideration of candidates recommended by stockholders is necessary at this time due to the lack of operations and the fact that we have not received any stockholder recommendations in the past.

After any reverse acquisition, we expect the new Board of Directors would review the director nomination process and implement policies for the qualification, identification, evaluation or consideration of director candidates.

Stockholder Communications with Directors

Stockholders who want to communicate with our board may send a letter to our President, 45 East 200 North, Alpine, Utah 84004.  The mailing envelope should contain a clear notation indicating that the enclosed letter is a “Board Communication.”  The President will circulate the communications (with the exception of commercial solicitations) to our Board of Directors.  Communications marked “Confidential” will be forwarded unopened.

Meetings of the Board of Directors and Stockholders

Our Board of Directors held no formal meetings during the years ended December 31, 2007 and 2008.  All proceedings of the Board of Directors were conducted by written consent.  We have not adopted any policy with regard to board members’ attendance at annual meetings of security holders.  No annual meeting of stockholders was held in 2007 or 2008.

Compensation of Directors and Executive Officers

Executive Compensation

No compensation was awarded or paid to any executive officer of our company during the years ended December 31, 2007 and 2008.  We have no written or unwritten employment or compensation agreement or arrangement with Mr. Rothstein or Mr. Lynn.

Equity Awards

As of December 31, 2007 and December 31, 2008, Mr. Rothstein held warrants to acquire 175,000 shares of our company’s common stock at $0.01 per share and Mr. Lynn held warrants to acquire 250,000 shares of our common stock at $0.01 per share.  Otherwise, there were no unexercised options, stock that had not vested, or equity incentive plan awards for Mr. Rothstein or Mr. Lynn, our only executive officers during 2007 and 2008.

We have no retirement or similar plans or arrangements for our executive officers.  We have not entered into any contracts or arrangements with Mr. Rothstein or Mr. Lynn which would provide either party with a form of compensation resulting from his resignation, retirement or any other termination of their employment with our company or from a change-in-control of our company or a change in his responsibilities following a change-in-control.

Director Compensation

During the year ended December 31, 2007 and as of December 31, 2008, there was no compensation paid to or earned by either Mr. Rothstein or Mr. Lynn, our sole directors during 2007 or 2008.

Unless otherwise expressly provided by resolution adopted by the Board of Directors, no director is entitled to receive any compensation for his or her services as a director.  The Board of Directors may provide that the directors shall be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director.  In addition, the Board of Directors may provide that directors shall be paid their actual expenses, if any, of attendance at each meeting of the Board of Directors.  Our bylaws do not prohibit any director from serving our company in any other capacity and receiving compensation therefor, but the Board of Directors may by resolution provide that any director receiving compensation for his or her services to our company in any other capacity shall not receive additional compensation for his or her services as a director.  The Board of Directors has not adopted any policy in regard to the payment of fees or other compensation to directors.

Certain Relationships and Related Transactions

Each of Steven A. Rothstein, our President and one of our directors, and Norman S. Lynn, our other executive officer and a director, owns approximately 14% of the equity interests of our majority stockholder, GDSC Acquisitions, LLC, which owns 95% of our issued and outstanding common stock.  Pursuant to a 4.0% Multiple Advance Credit Note dated February 28, 2005, GDSC Acquisitions has agreed to advance our company up to $100,000 to finance our working capital needs.  The promissory note bears interest at the rate of 4.0% per annum, payable at maturity.  The note, as amended, matures on the earlier to occur of (a) a “liquidity event” with respect to our company, as that term is defined in the note, or (b) February 28, 2009.  In addition, Norman Lynn, our Vice President and a director of our company, advanced funds to pay certain of our operating expenses during 2006, 2007, and 2008.  Our aggregate outstanding balance of principal and accrued interest under the promissory note with GDSC Acquisitions and advances by Mr. Lynn was approximately $117,000 at December 31, 2008.  Under the Change of Control Agreement, such debt will remain outstanding until our company is acquired by another company or we acquire another company in a transaction that results in a change of control of our company.

Our company has agreed to issue 20,000,000 shares to Mr. Black for a capital contribution of $20,000 at the closing of the Change of Control Agreement.

Conflicts of Interest

We have not adopted any policies or procedures for the review, approval, or ratification of any transaction between our company and any executive officer, director, nominee to become a director, 10% stockholder, or family member of such persons, required to be reported under paragraph (a) of Item 404 of Regulation S-K promulgated by the SEC.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the SEC.  Officers, directors and greater than 10% stockholders are required by SEC regulation to provide us with copies of all Section 16(a) forms they file.  Based on our review of the copies of such forms received by us, we believe that during the fiscal year ended December 31, 2007, all such filing requirements applicable to our officers and directors were met.

LEGAL PROCEEDINGS

We are not aware of any legal proceeding in which any director or officer or any of their affiliates is a party adverse to our company or has a material interest adverse to us.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Brownshire Holdings, Inc.

	By:	/s/ Steven A. Rothstein
Steven A. Rothstein
President
Dated: January 5, 2009